UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date January 19, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Proposed Change of Supervisor

Resignation of Supervisor

China Eastern Airlines Corporation Limited (the “Company”) received the resignation letter tendered by Mr. Xi Sheng (“Mr. Xi”), chairman of the supervisory committee (“Supervisory Committee”), on 18 January 2021. Due to the adjustment on duties of works, Mr. Xi has tendered his resignation to the Company as the chairman and supervisor of the Supervisory Committee. The “resolution regarding the resignation of the chairman of the ninth session of the Supervisory Committee” was considered and approved by the seventh meeting of the ninth session of the Supervisory Committee of the Company. The resignation letter from Mr. Xi has been given to the Supervisory Committee of the Company and has taken effect.

Mr. Xi confirmed that there is no disagreement between him and the Supervisory Committee of the Company as well as the Company, and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

During the tenure of office, Mr. Xi has demonstrated his loyalty, diligence and dedication in performing his duties as the chairman of the Supervisory Committee, while enabling the Supervisory Committee of the Company to effectively perform its supervisory functionality with his leadership. The Supervisory Committee of the Company would like to express its sincere gratitude to Mr. Xi for his contributions during his tenure of office.

Nomination of Candidate for Shareholder Supervisor

Pursuant to the provisions of the “Company Law of the People’s Republic of China” and the articles of association of the Company and other relevant laws and regulations, the “Resolution on Nomination of Candidate for Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company” was considered and approved at the seventh meeting of the ninth session of the Supervisory Committee convened by the Company on 18 January 2021 for the nomination of Mr. Guo Lijun (“Mr. Guo”) as a candidate of the shareholder supervisor of the ninth session of the Supervisory Committee of the Company. The term of office will commence from the date of consideration and approval by the general meeting of shareholders to the date of expiration of the term of the ninth session of the Supervisory Committee. The resolution shall be proposed to the latest general meeting of shareholders of the Company for consideration and approval. The biography of Mr. Guo is set forth below:

Mr. Guo, aged 49, currently serves as the Chief Economist of the Company. Mr. Guo joined the civil aviation industry in 1994. Mr. Guo had taken up the position as the Officer of the Secretariat of the Board of Directors of the Company. He served as the General Manager of the Legal Department of the Company and the Deputy Director of the Legal Department of China Eastern Air Holding Company Limited from April 2009 to August 2014; served as the General Counsel Legal Adviser of the Company from December 2011 to December 2017; served as the Service Director of the Company from July 2013 to June 2014; served as the General Manager of the Planning and Development Department of the Company from June 2014 to September 2016; served as the General Manager of the Company’s Beijing branch from September 2016 to April 2018. Mr. Guo has served as the Chief Economist of the Company since December 2017. From April 2018 to April 2020, he temporarily served as a member of the Standing Committee of the Wuhu Municipal Committee and Deputy Mayor of Wuhu Municipal Government, Anhui Province. Mr. Guo graduated from the Zhongnan University of Economics and Law, majoring in law. He obtained a master’s degree in law from the University of Washington in the United States, a master’s degree in law from Fudan University, an EMBA degree from Fudan University. Mr. Guo is entitled to hold the title of corporate legal adviser.

There is no service contract entered into between Mr. Guo and the Company in respect of his appointment as a shareholder supervisor of the Company. The remuneration of Mr. Guo will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

As far as the directors are aware and save as disclosed above: (i) Mr. Guo does not presently, and did not in the last three years, hold any other position in the Company and any of its subsidiaries; (ii) Mr. Guo has not held any other directorship in the last three years in public companies, the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Guo has no other major appointment or professional qualification; (iv) Mr. Guo does not have any other relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company; and (v) Mr. Guo does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Save as disclosed herein, the Board is not aware of any other matter in relation to the appointment of Mr. Guo which is required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules and any other matter that needs to be brought to the attention of the shareholders of the Company.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 18 January 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).